Proxy Voting Results

A Special meeting of shareholders of each series of the Sentinel Variable Products Trust was held on September 13, 2017 for the purpose of approving plans of reorganization whereby the assets of each fund would be acquired by Touchstone Investments. Shareholders on the record date were entitled to one vote for each dollar of net asset value per share for each share held. Each fund received sufficient votes to approve the reorganizations as follows:

Sentinel VP Balanced Fund – September 13, 2017

Record Date Dollar Positions			$16,772,984.27
Dollars Voted	$16,772,984.27	Percentage of Dollars Voted	100.00%
	Dollars Voted	% of Dollars Voted	% of Total
For	$14,587,804.66	86.973%	86.973%
Against	$1,506,015.73	8.978%	8.978%
Abstain	$679,163.88	4.049%	4.049%
Total	$16,772,984.27	100.00%%	100.00%

Sentinel VP Common Stock Fund – September 13, 2017

Record Date Dollar Positions			$154,712,978.88
Dollars Voted	$154,536,214.26	Percentage of Dollars Voted	99.885%
	Dollars Voted	% of Dollars Voted	% of Total
For	$133,618,868.95	86.465%	86.366%
Against	$6,074,979.04	3.931%	3.926%
Abstain	$14,842,366.27	9.604%	9.593%
Total	$1,069,879,879.54	100.00%	52.136

Sentinel VP Small Company Fund – September 13, 2017

Record Date Dollar Positions			$67,589,895.99
Dollars Voted	$67,459,507.88	Percentage of Dollars Voted	99.807%
	Dollars Voted	% of Dollars Voted	% of Total
For	$60,809,639.13	90.143%	89.969%
Against	$2,570,155.37	3.810%	3.803%
Abstain	$4,079,693.38	6.047%	6.035%
Total	$67,459,507.88	100.00%	99.807%
	Dollars Voted	% of Dollars Voted	% of Total

Sentinel VP Bond Fund – September 13, 2017

Record Date Dollar Positions			$48,967,353.32
Dollars Voted	$48,894,500.72	Percentage of Dollars Voted	99.851%
	Dollars Voted	% of Dollars Voted	% of Total
For	$42,216,802.97	86.343%	86.215%
Against	$2,241,654.73	4.585%	4.577%
Abstain	$4,436,043.02	9.072%	9.059%
Total	$48,894,500.72	100.00%	99.851%